May 29, 2008
Via Facsimile
and Via EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trinity Industries, Inc. Form 10-K for the year ended December 31, 2007 Filed February 21, 2008 File No. 1-06903
Dear Ms. Cvrkel:
On behalf of Trinity Industries, Inc. (the “Company”), we are submitting the Company’s response to the comment regarding the Company’s Form 10-Q for the quarter ended March 31, 2008 set forth in the letter from the Securities and Exchange Commission (“SEC”) dated May 14, 2008.
The staff’s comment is set forth below, and the Company’s response is set forth after the staff’s comment.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Railcar Leasing and Management Services Group, page 20
SEC Comment: We note your disclosure of EBITDAR, which excludes the effects of depreciation and rental or lease expense from your leasing group’s results of operations. You state that you use this measure to eliminate the costs resulting from financings.

Ms. Linda Cvrkel

May 29, 2008
Please clarify for us and in your filings what you mean by the phrase “costs resulting from financing” and tell us and disclose why you believe it is useful for investors to disregard the recurring costs of depreciation and rental or lease expense when evaluating performance of the leasing group. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(ii)(B) of Regulation S-K. In the alternative, please discontinue use of this non-GAAP performance measure.
Response: The Company will discontinue the use of the non-GAAP performance measure EBITDAR in future filings.
Please let me know if you have any further questions after reviewing the Company’s response. You can reach me at 214-589-2593.
Very truly yours,
/s/ William A. McWhirter II
William A. McWhirter II
Senior Vice President and Chief Financial Officer

cc:	Timothy R. Wallace Theis Rice Paul Jolas